SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 417

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                        CHAPMAN & CUTLER
                                        Attention:  Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                SUBJECT TO COMPLETION DATED MARCH 7, 2000

                  E-BUSINESS SELECT PORTFOLIO, SERIES 3
                   INTERNET SELECT PORTFOLIO, SERIES 3
                 NEW E-CONOMY SELECT PORTFOLIO, SERIES 2
                     E-BUSINESS PORTFOLIO, SERIES 3
                      INTERNET PORTFOLIO, SERIES 10
                    NEW E-CONOMY PORTFOLIO, SERIES 2

                                 FT 417

FT 417 is a series of a unit investment trust, the FT Series. FT 417 consists of six separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   First Trust (registered trademark)

                             1-800-621-9533

              The date of this prospectus is March __, 2000

                     Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Auditors                           6
Statements of Net Assets                                 7
Schedules of Investments                                 9
The FT Series                                           16
Portfolios                                              17
Risk Factors                                            19
Portfolio Securities Descriptions                       20
Public Offering                                         22
Distribution of Units                                   24
The Sponsor's Profits                                   25
The Secondary Market                                    26
How We Purchase Units                                   26
Expenses and Charges                                    26
Tax Status                                              27
Retirement Plans                                        28
Rights of Unit Holders                                  28
Income and Capital Distributions                        29
Redeeming Your Units                                    30
Removing Securities from a Trust                        31
Amending or Terminating the Indenture                   31
Information on the Sponsor, Trustee and Evaluator       32
Other Information                                       33

                    Summary of Essential Information

                                 FT 417

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                          e-Business        Internet          New e-conomy
                                                                          Select Portfolio  Select Portfolio  Select Portfolio
                                                                          Series 3          Series 3          Series 2
                                                                          ____________      ___________       ___________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                      1/             1/                   1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)        $  9.900          $  9.900          $  9.900
    Maximum Sales Charge of 3.25% of the Public Offering Price per Unit
        (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)                      $   .325          $   .325          $   .325
    Less Deferred Sales Charge per Unit                                   $  (.225)         $  (.225)         $  (.225)
Public Offering Price per Unit (4)                                        $ 10.000          $ 10.000          $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)                           $  9.675          $  9.675          $  9.675
Redemption Price per Unit
    (based on aggregate underlying value of Securities
     less deferred sales charge) (5)                                      $  9.675          $  9.675          $  9.675

Cash CUSIP Number
Reinvestment CUSIP Number
Wrap CUSIP Number
Security Code

First Settlement Date                       March __, 2000
Mandatory Termination Date (6)              September 14, 2001
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.
______________

See "Notes to Summary of Essential Information" on page 4.

                        Summary of Essential Information

                                 FT 417

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                          e-Business        Internet          New e-conomy
                                                                          Portfolio         Portfolio         Portfolio
                                                                          Series 3          Series 10         Series 2
                                                                          ____________      ___________       ___________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                      1/                1/                1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)        $  9.900          $  9.900          $  9.900
    Maximum Sales Charge of 3.25% of the Public Offering Price per Unit
        (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)                      $   .450          $   .450          $   .450
    Less Deferred Sales Charge per Unit                                   $  (.350)         $  (.350)         $  (.350)
Public Offering Price per Unit (4)                                        $ 10.000          $ 10.000          $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)                           $  9.550          $  9.550          $  9.550
Redemption Price per Unit
    (based on aggregate underlying value of Securities
     less deferred sales charge) (5)                                      $  9.550          $  9.550          $  9.550

Cash CUSIP Number
Reinvestment CUSIP Number
Wrap CUSIP Number
Security Code

First Settlement Date                       March __, 2000
Mandatory Termination Date (6)              March 15, 2005
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                           Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, each Portfolio Series has a term of approximately five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                               Select Portfolio Series    Portfolio Series
                                                                               _______________________    ________________
                                                                                           Amount                  Amount
                                                                                           per Unit                per Unit
                                                                                           ______                  ______
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                                           3.25%       $.325       4.50%       $.450
                                                                               =======     =======     =======     =======
Initial sales charge (paid at time of purchase)                                1.00%(a)    $.100       1.00%(a)    $.100
Deferred sales charge (paid in installments or at redemption)                  2.25%(b)     .225       3.50%(b)     .350

Maximum sales charge imposed on reinvested dividends                           2.25%       $.225       3.50%       $.350

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                                                   .260%(c)    $.0260      .225%(c)    $.0225
                                                                               =======     =======     =======     =======
Estimated Annual Trust Operating Expenses
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees         .079%       $.0080      .100%       $.0098
Creation and development fee                                                   .250%(d)     .0248      .250%(d)     .0245
Trustee's fee and other operating expenses                                     .116%(e)     .0117      .152%(e)     .0149
                                                                               ______      ______      ______      ______
Total                                                                          .445%       $.0445      .502%       $.0492
                                                                               =======     =======     =======     =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year     18 Months (f) 3 Years     5 Years
                                                          __________ __________    __________  __________
Select Portfolio Series                                   $396       $418          $ -         $ -
Portfolio Series                                          523        N.A.          625         737

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

_____________

(a) The initial sales charge is the difference between the maximum sales charge (3.25% for each Select Portfolio Series and 4.50% for each Portfolio Series) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing October 20, 2000.

(c) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d) The creation and development fee compensates the Sponsor for creating and developing the Trusts. Each Trust accrues this fee daily during the life of the Trust based on its average net asset value and pays the Sponsor monthly. In connection with the creation and development fee, in no event will the Sponsor collect over the life of a Trust more than
 .75% for each Select Portfolio Series or more than 2.75% for each Portfolio Series of a Unit holder's initial investment.

(e) For each Portfolio Series, other operating expenses include the costs incurred by each Portfolio Series for annually updating such Trusts' registration statements, but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(f) For each Select Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate 18-month life.

                      Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 417

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 417, comprised of e-Business Select Portfolio, Series 3; Internet Select Portfolio, Series 3; New e-conomy Select Portfolio, Series 2; e-Business Portfolio, Series 3; Internet Portfolio, Series 10; and New e-conomy Portfolio, Series 2, as of the opening of business on March __, 2000. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on March __, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 417, comprised of e-Business Select Portfolio, Series 3; Internet Select Portfolio, Series 3; New e-conomy Select Portfolio, Series 2; e-Business Portfolio, Series 3; Internet Portfolio, Series 10; and New e-conomy Portfolio, Series 2, at the opening of business on March __, 2000 in conformity with accounting principles generally accepted in the United States.

                               ERNST & YOUNG LLP

Chicago, Illinois
March __, 2000

                         Statements of Net Assets

                                 FT 417

At the Opening of Business on the Initial Date of Deposit-March __, 2000

                                                                      e-Business         Internet           New e-conomy
                                                                      Select Portfolio   Select Portfolio   Select Portfolio
                                                                      Series 3           Series 3           Series 2
                                                                      ____________       ____________       ______________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)    $                  $                  $
Less liability for reimbursement to Sponsor for organization costs     (   )              (   )
(3)
Less liability for deferred sales charge (4)                           (   )              (   )              (   )
                                                                      ________           ________           ________
Net assets                                                            $                  $                  $
                                                                      ========           ========           ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                 $                  $                  $
Less maximum sales charge (5)                                          (   )              (   )              (   )
Less estimated reimbursement to Sponsor for organization costs (3)     (   )              (   )
                                                                      ________           ________           ________
Net assets                                                            $                  $                  $
                                                                      ========           ========           ========

_____________

See "Notes to Statements of Net Assets" on page 8.

                        Statements of Net Assets

                                 FT 417

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                     e-Business         Internet           New e-conomy
                                                                     Portfolio          Portfolio          Portfolio
                                                                     Series 3           Series 10          Series 2
                                                                     ____________       ______________     ______________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)    $                  $                  $
Less liability for reimbursement to Sponsor for organization costs     (   )              (   )
(3)
Less liability for deferred sales charge (4)                           (   )              (   )              (   )
                                                                      ________           ________           ________
Net assets                                                            $                  $                  $
                                                                      ========           ========           ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                 $                  $                  $
Less maximum sales charge (5)                                          (   )              (   )              (   )
Less estimated reimbursement to Sponsor for organization costs (3)     (   )              (   )
                                                                      ________           ________           ________
Net assets                                                            $                  $                  $
                                                                      ========           ========           ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,200,000 will be allocated among each of the six Trusts in FT 417, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series, payable to us in ____ equal monthly installments beginning on October 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through February 20, 2001. If you redeem your Units before February 20, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 3.25% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 3.283% of the net amount invested, exclusive of the deferred sales charge) or 4.50% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                        Schedule of Investments

                  e-Business Select Portfolio, Series 3
                                 FT 417

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number        Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1) (3)                                Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              Computer Data Security
              _________________
              CHKP       Check Point Software Technologies Ltd. (4)                    %            $            $
              ENTU       Entrust Technologies Inc.                                     %
              VRSN       VeriSign, Inc.                                                %

              Horizontal Portals
              _____________
              AOL        America Online, Inc.                                          %
              ARBA       Ariba, Inc.                                                   %
              CMRC       Commerce One, Inc.                                            %
              FMKT       FreeMarkets, Inc.                                             %
              PPRO       PurchasePro.com, Inc.                                         %
              VERT       VerticalNet, Inc.                                             %
              YHOO       Yahoo! Inc.                                                   %

              Infrastructure
              _____________
              BEAS       BEA Systems, Inc.                                             %
              BVSN       BroadVision, Inc.                                             %
              ISLD       Digital Island, Inc.                                          %
              EXDS       Exodus Communications, Inc.                                   %
              LVLT       Level 3 Communications, Inc.                                  %
              WCOM       MCI WorldCom, Inc.                                            %
              MSFT       Microsoft Corporation                                         %
              PRSF       Portal Software, Inc.                                         %
              SEBL       Siebel Systems, Inc.                                          %
              TIBX       TIBCO Software Inc.                                           %
              VIGN       Vignette Corporation                                          %

              Procurement
              _____________
              CSCO       Cisco Systems, Inc.                                           %
              DELL       Dell Computer Corporation                                     %
              ITWO       i2 Technologies, Inc.                                         %
              IBM        International Business Machines Corporation                   %
              ORCL       Oracle Corporation                                            %

              Venture Capital
              _____________
              CMGI       CMGI Inc.                                                     %
              ICGE       Internet Capital Group, Inc.                                  %

              Vertical Portals
              _____________
              HLTH       Healtheon/WebMD Corporation                                   %
              VNTR       Ventro Corporation                                            %
                                                                                  _______                        _______
                               Total Investments                                    100%                         $
                                                                                  =======                        =======

_____________

See "Notes to Schedules of Investments" on page 14.

                       Schedule of Investments

                   Internet Select Portfolio, Series 3
                                 FT 417

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number        Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1) (3)                                Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              Access/Information Providers
              _____________________
              T          AT&T Corp.                                                    %            $            $
              AOL        America Online, Inc.                                          %
              WCOM       MCI WorldCom, Inc.                                            %
              Q          Qwest Communications International Inc.                       %

              Communications Equipment
              _____________________
              JDSU       JDS Uniphase Corporation                                      %
              LU         Lucent Technologies Inc.                                      %
              NT         Nortel Networks Corporation (4)                               %
              TLAB       Tellabs, Inc.                                                 %

              Computers & Peripherals
              ____________________
              DELL       Dell Computer Corporation                                     %
              EMC        EMC Corporation                                               %
              GTW        Gateway Inc.                                                  %
              HWP        Hewlett-Packard Company                                       %
              SUNW       Sun Microsystems, Inc.                                        %

              Internet Content
              _____________
              CMGI       CMGI Inc.                                                     %
              ICGE       Internet Capital Group, Inc.                                  %
              LCOS       Lycos, Inc.                                                   %
              YHOO       Yahoo! Inc.                                                   %

              Internet Software & Services
              ______________________
              BVSN       BroadVision, Inc.                                             %
              CHKP       Check Point Software Technologies Ltd. (4)                    %
              EXDS       Exodus Communications, Inc.                                   %
              MSFT       Microsoft Corporation                                         %
              ORCL       Oracle Corporation                                            %
              PHCM       Phone.com, Inc.                                               %
              RNWK       RealNetworks, Inc.                                            %
              VRSN       VeriSign, Inc.                                                %

              Networking Products
              ________________
              CSCO       Cisco Systems, Inc.                                           %
              JNPR       Juniper Networks, Inc.                                        %
              RBAK       Redback Networks Inc.                                         %

              Semiconductors                                                           %
              _____________                                                            %
              INTC       Intel Corporation                                             %
              PMCS       PMC-Sierra, Inc. (4)                                          %
                                                                                  _______                        _______
                               Total Investments                                    100%                         $
                                                                                  =======                        =======

_____________

See "Notes to Schedules of Investments" on page 14.

                         Schedule of Investments

                 New e-conomy Select Portfolio, Series 2
                                 FT 417

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number        Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1) (3)                                Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              Bandwidth
              __________
              CSCO       Cisco Systems, Inc.                                           %            $            $
              JDSU       JDS Uniphase Corporation                                      %
              LU         Lucent Technologies Inc.                                      %
              NT         Nortel Networks Corporation (4)                               %
              TLAB       Tellabs, Inc.                                                 %

              e-Business
              __________
              ARBA       Ariba, Inc.                                                   %
              CMRC       Commerce One, Inc.                                            %
              ICGE       Internet Capital Group, Inc.                                  %
              ORCL       Oracle Corporation                                            %
              VERT       VerticalNet, Inc.                                             %

              e-Infrastructure
              __________
              DELL       Dell Computer Corporation                                     %
              EMC        EMC Corporation                                               %
              INTC       Intel Corporation                                             %
              SUNW       Sun Microsystems, Inc.                                        %
              VRSN       VeriSign, Inc.                                                %

              Internet Content
              __________
              AOL        America Online, Inc.                                          %
              CMGI       CMGI Inc.                                                     %
              MSFT       Microsoft Corporation                                         %
              RNWK       RealNetworks, Inc.                                            %
              YHOO       Yahoo! Inc.                                                   %

              Wireless
              __________
              ERICY      L.M. Ericsson AB (ADR)                                        %
              MOT        Motorola, Inc.                                                %
              NOK        Nokia Oy (ADR)                                                %
              QCOM       QUALCOMM Incorporated                                         %
              VOD        Vodafone AirTouch Plc (ADR)                                   %
                                                                                  _______                        _______
                               Total Investments                                    100%                         $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 14.

                        Schedule of Investments

                     e-Business Portfolio, Series 3
                                 FT 417

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number        Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1) (3)                                Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              Computer Data Security
              _________________
              CHKP       Check Point Software Technologies Ltd. (4)                    %            $            $
              ENTU       Entrust Technologies Inc.                                     %
              VRSN       VeriSign, Inc.                                                %

              Horizontal Portals
              _____________
              AOL        America Online, Inc.                                          %
              ARBA       Ariba, Inc.                                                   %
              CMRC       Commerce One, Inc.                                            %
              FMKT       FreeMarkets, Inc.                                             %
              PPRO       PurchasePro.com, Inc.                                         %
              VERT       VerticalNet, Inc.                                             %
              YHOO       Yahoo! Inc.                                                   %

              Infrastructure
              _____________
              BEAS       BEA Systems, Inc.                                             %
              BVSN       BroadVision, Inc.                                             %
              ISLD       Digital Island, Inc.                                          %
              EXDS       Exodus Communications, Inc.                                   %
              LVLT       Level 3 Communications, Inc.                                  %
              WCOM       MCI WorldCom, Inc.                                            %
              MSFT       Microsoft Corporation                                         %
              PRSF       Portal Software, Inc.                                         %
              SEBL       Siebel Systems, Inc.                                          %
              TIBX       TIBCO Software Inc.                                           %
              VIGN       Vignette Corporation                                          %

              Procurement
              _____________
              CSCO       Cisco Systems, Inc.                                           %
              DELL       Dell Computer Corporation                                     %
              ITWO       i2 Technologies, Inc.                                         %
              IBM        International Business Machines Corporation                   %
              ORCL       Oracle Corporation                                            %

              Venture Capital
              _____________
              CMGI       CMGI Inc.                                                     %
              ICGE       Internet Capital Group, Inc.                                  %

              Vertical Portals
              _____________
              HLTH       Healtheon/WebMD Corporation                                   %
              VNTR       Ventro Corporation                                            %
                                                                                  _______                        _______
                               Total Investments                                    100%                         $
                                                                                  =======                        =======

_____________

See "Notes to Schedules of Investments" on page 14.

                            Schedule of Investments

                      Internet Portfolio, Series 10
                                 FT 417

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number        Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1) (3)                                Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              Access/Information Providers
              _______________________
              T          AT&T Corp.                                                    %            $            $
              AOL        America Online, Inc.                                          %
              WCOM       MCI WorldCom, Inc.                                            %
              Q          Qwest Communications International Inc.                       %

              Communications Equipment
              ______________________
              JDSU       JDS Uniphase Corporation                                      %
              LU         Lucent Technologies Inc.                                      %
              NT         Nortel Networks Corporation (4)                               %
              TLAB       Tellabs, Inc.                                                 %

              Computers & Peripherals
              ___________________
              DELL       Dell Computer Corporation                                     %
              EMC        EMC Corporation                                               %
              GTW        Gateway Inc.                                                  %
              HWP        Hewlett-Packard Company                                       %
              SUNW       Sun Microsystems, Inc.                                        %

              Internet Content
              _____________
              CMGI       CMGI Inc.                                                     %
              ICGE       Internet Capital Group, Inc.                                  %
              LCOS       Lycos, Inc.                                                   %
              YHOO       Yahoo! Inc.                                                   %

              Internet Software & Services
              ______________________
              BVSN       BroadVision, Inc.                                             %
              CHKP       Check Point Software Technologies Ltd. (4)                    %
              EXDS       Exodus Communications, Inc.                                   %
              MSFT       Microsoft Corporation                                         %
              ORCL       Oracle Corporation                                            %
              PHCM       Phone.com, Inc.                                               %
              RNWK       RealNetworks, Inc.                                            %
              VRSN       VeriSign, Inc.                                                %

              Networking Products
              _________________
              CSCO       Cisco Systems, Inc.                                           %
              JNPR       Juniper Networks, Inc.                                        %
              RBAK       Redback Networks Inc.                                         %

              Semiconductors
              _____________
              INTC       Intel Corporation                                             %
              PMCS       PMC-Sierra, Inc. (4)                                          %
                                                                                  _______                        _______
                               Total Investments                                        100%                     $
                                                                                  ======                         ======

_____________

See "Notes to Schedules of Investments" on page 14.

                        Schedule of Investments

                    New e-conomy Portfolio, Series 2
                                 FT 417

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number        Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1) (3)                                Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              Bandwidth
              __________
              CSCO       Cisco Systems, Inc.                                           %            $            $
              JDSU       JDS Uniphase Corporation                                      %
              LU         Lucent Technologies Inc.                                      %
              NT         Nortel Networks Corporation (4)                               %
              TLAB       Tellabs, Inc.                                                 %

              e-Business
              __________
              ARBA       Ariba, Inc.                                                   %
              CMRC       Commerce One, Inc.                                            %
              ICGE       Internet Capital Group, Inc.                                  %
              ORCL       Oracle Corporation                                            %
              VERT       VerticalNet, Inc.                                             %

              e-Infrastructure
              __________
              DELL       Dell Computer Corporation                                     %
              EMC        EMC Corporation                                               %
              INTC       Intel Corporation                                             %
              SUNW       Sun Microsystems, Inc.                                        %
              VRSN       VeriSign, Inc.                                                %

              Internet Content
              __________
              AOL        America Online, Inc.                                          %
              CMGI       CMGI Inc.                                                     %
              MSFT       Microsoft Corporation                                         %
              RNWK       RealNetworks, Inc.                                            %
              YHOO       Yahoo! Inc.                                                   %

              Wireless
              __________
              ERICY      L.M. Ericsson AB (ADR)                                        %
              MOT        Motorola, Inc.                                                %
              NOK        Nokia Oy (ADR)                                                %
              QCOM       QUALCOMM Incorporated                                         %
              VOD        Vodafone AirTouch Plc (ADR)                                   %
                                                                                  _______                        _______
                               Total Investments                                    100%                         $
                                                                                  =======                        =======

_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on March __, 2000. Each Select Portfolio Series has a Mandatory Termination Date of September 14, 2001. Each Portfolio Series has a Mandatory Termination Date of March 15, 2005.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

Page 14


                                                          Cost of
                                                          Securities       Profit
                                                          to Sponsor       (Loss)
                                                          _________        _______
e-Business Select Portfolio, Series 3                     $                $
Internet Select Portfolio, Series 3
New e-conomy Select Portfolio, Series 2
e-Business Portfolio, Series 3
Internet Portfolio, Series 10
New e-conomy Portfolio, Series 2

(3) The final portfolio may contain additional Securities to those set forth above. In addition, although it is not the Sponsor's intention, certain of the Securities listed above may not be included in the final portfolio.

(4) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 417, consists of six separate portfolios set forth below:

- e-Business Select Portfolio, Series 3
- Internet Select Portfolio, Series 3
- New e-conomy Select Portfolio, Series 2
- e-Business Portfolio, Series 3
- Internet Portfolio, Series 10
- New e-conomy Portfolio, Series 2

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date set forth in the "Summary of Essential Information" for each Trust. Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five years.

e-Business Select Portfolio, Series 3 and e-Business Portfolio, Series 3 each consist of a portfolio of common stocks of companies that are either marketing their goods and services on the Internet or selling their products and services to those companies transacting business on the Web.

Until recently, the media has focused its attention primarily on companies that are engaging in business to consumer e-commerce. It is now becoming apparent, however, that business-to-business e-commerce is growing at a much faster rate than the more consumer driven market.

The following factors support our positive outlook for business-to-business e-commerce:

- The Internet economy, though still in its formative stages, generated $300 billion in revenue in the U.S in 1998. To put this new economy into perspective, the auto and telecommunications industries, far more mature, generated $350 and $270 billion of revenue respectively, over the same period.

- It is estimated that as e-commerce evolves, business-to-business revenues have the potential to outpace business to consumer revenues by approximately tenfold. Business to consumer companies may dominate the total number of e-commerce companies (approximately 64%, compared to approximately 36% providing business-to-business services in 1998), but the majority of total revenue is being generated by business to business e-commerce (approximately 23% of total revenue for business to consumer compared to approximately 77% of total revenue for business-to-business).

- The revenues generated by e-commerce are only half the story. The cost savings associated with transacting business on the Internet could be substantial. It is estimated that corporations around the world have the potential to experience an aggregate cost savings in excess of a trillion dollars over the next several years.

A New Breed Of Middlemen. In the bricks-and-mortar business world they are known as middlemen, but in the cyber-world they are called intermediaries. They serve the same purpose, which is to act as market makers and help facilitate transactions between businesses. Intermediaries are essentially network hubs, comparable to airline hubs that route travelers making connecting flights. They generate revenues by charging transaction fees for bringing buyers and sellers together. Intermediaries help make e-Business run faster-better-cheaper.

Technology Makes it Possible. We believe that technology-based companies, especially those involved in creating the Internet infrastructure and those that provide access to the Internet, are in an ideal position to capitalize on the potential growth of business-to-business e-commerce. More specifically, the emphasis will be on computer hardware and software companies that design products to improve front and back-office capabilities, ranging from raw materials procurement to the delivery of finished goods. It is technology that will allow companies to communicate effectively in real time with their customers and suppliers.

No Boundaries. The motivation behind the business-to-business sales model is to transact business faster-better-cheaper, but it accomplishes much more. By conducting business online, companies are not only removing geographical boundaries, both domestically and globally, but are eliminating many of the boundaries that have long prevented many smaller companies from engaging in business with their larger counterparts. As the business-to-business marketplace expands, we believe that the companies in the e-Business Portfolios have the potential to participate in growth opportunities.

Internet Select Portfolio, Series 3 and Internet Portfolio, Series 10 each consist of a portfolio of common stocks of technology companies which provide products or services for, or conduct business on the

Internet.

The number of individuals connecting to the World Wide Web is growing daily. A recent report by The Computer Industry Almanac projects that there could potentially be 490 million people around the world with Internet access by the year 2002. Business, educational, and home Internet users in the top 15 countries are expected to account for nearly 82% of these worldwide Internet users. The report also suggests that by 2000, there will be 25 countries where over 10% of the population will be Internet users.

Although the potential scope of the Internet is impressive, its effects may be even more dramatic. One of the Internet's most significant effects is to cut the cost of interaction-the searching, coordinating and monitoring that people and companies must do when they exchange goods, services or ideas. It is estimated that the costs associated with these activities could drop by as much as 80% or more if they are handled electronically. Pervading all economies, these costs account for more than a third of economic activity in the United States.

Though still considered to be in its infancy, the Internet has already had an impact on business, consumers and nearly every aspect of today's society. Whether this rate of change will continue and where it will take us may be determined, in our opinion, in large part by the companies in the Internet Portfolios.

New technologies continue to be accepted faster than ever. While it took 35 years before one-quarter of U.S. households owned a telephone, the Internet took only seven years to reach the same level of penetration.

Consider the following factors:

- More than 110 million adults are online in the United States alone, and the number of online users is expected to dramatically increase in the future.

- A new computer is added to the Internet approximately every four seconds.

- Business-to-business online revenues totaled $43 billion in 1998, up from an estimated $9.5 billion in 1997.

- Improved security measures are helping fuel consumer transactions over the Web. Global e-commerce spending jumped from approximately $50 billion in 1998 to an estimated $110 billion in 1999.

- Computers have become almost as popular as other home appliances. The number of homes with a computer nearly doubled from 29% in 1995 to approximately 54% in 1999.

- There are 800 million pages on the Web while another 1.5 million pages are being created every day.

New e-conomy Select Portfolio, Series 2 and New e-conomy Portfolio, Series 2 each consist of a portfolio of common stocks of companies that bring products and services to the new technology-driven economy.

The new economy is about change: change at a dizzying pace. Most of the focus has been on those acting on the changes. They are hoping to take advantage of new markets and technologies to run their businesses more efficiently and to reach consumers and each other in ways never before possible.

In the New e-conomy Portfolio, we are interested in the companies who are the agents of change; those companies that are enacting change as opposed to reacting to change. The portfolio focuses on companies involved in business-to-business e-commerce, bandwidth technologies, the Internet, the Internet's infrastructure and wireless technology. In our opinion, it is these companies that are helping to redefine the new economy.

Business. The Internet has established an entirely new method of transacting business. It has few barriers to entry beyond that of a personal computer, and is very cost-efficient. We believe that corporations around the world could potentially experience significant cost savings from e-commerce over the next several years. By conducting business online, companies are not only removing domestic geographical boundaries, but global boundaries as well.

The Consumer. One of the real advantages of the new economy is that the consumer also benefits. It has been reported that technology has been credited with reducing the rate of inflation in the United States by 0.7% in each of the past two years. Unlike previous economic expansions, the new economy has shown that it is possible to have sustained growth without higher inflation. In the new economy, if inflation can be restrained, there is a greater chance of boosting consumption across the globe.

Convergence. It's the quintessential new economy idea: translate everything from Seinfeld to your child's homework into the digitized 1s and 0s of computer language, then make it all available anywhere in the world via the Internet. Big dollars are already being wagered on the prospect of phone, TV and PC convergence. The idea that three of the most powerful devices of the last century can be merged into a single seamless information system is a vision which could have profound ramifications on the corporate media landscape in the not-too-distant future.

Consider the following factors:

- The Internet economy, though still in its formative stages, generated approximately $300 billion in revenue in the United States in 1998. To put this new economy into perspective, the auto and telecommunications industries, far more mature, generated approximately $350 and $270 billion of revenue respectively over the same period.

- A new computer is added to the Internet approximately every four seconds.

- 1.5 million web pages are being created every day.

- The World Wide Web doubles in size every eight months.

- Approximately half of all U.S. households own a computer. Lower-income households are buying personal computers at a faster rate than any other segment, in part because of the introduction of models that retail below $1,000.

- Approximately 110 million U.S. adults are connected to the Internet. In addition, 28 million offices are connected, an increase of approximately 76% over early 1998.

You should be aware that predictions stated herein for the above industries or sectors may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S. and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

e-Commerce Industry. Because more than 25% of each of the e-Business Portfolios and the New e-conomy Portfolios are invested in companies involved with business-to-business online selling, including companies who are marketing goods and services or transacting business online, these Trusts are considered to be concentrated in the e-commerce industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General risks for these companies include the state of the worldwide economy, intense global competition, and rapid obsolescence of the utilized technologies and their related systems, products and services. While business-to-business e-commerce is evolving rapidly, future demand for individual products and services is impossible to predict.

E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, limited trading histories and fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers. For additional information regarding the risks associated with the e-Business Portfolios and the New e-conomy Portfolios, see "Risk Factors-Technology Industry."

Technology Industry. The Internet Portfolios are considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Trusts and their service providers do not appear to have been adversely affected by computer problems related to the transition to the year 2000. However, these problems could arise or be discovered in the future. We are unable to determine what impact, if any, the Year 2000 Problem has had or will have on any of the issuers of the Securities, but you should note that foreign issuers may have greater complications than other issuers.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

            Portfolio Securities Descriptions

The e-Business Select Portfolio, Series 3 and the e-Business Portfolio, Series 3 contain common stocks of the following companies:

Computer Data Security
_________________________

Check Point Software Technologies Ltd., headquartered in
Entrust Technologies Inc., headquartered in
VeriSign, Inc., headquartered in

Horizontal Portals
____________________

America Online, Inc., headquartered in
Ariba, Inc., headquartered in
Commerce One, Inc., headquartered in
FreeMarkets, Inc., headquartered in
PurchasePro.com, Inc., headquartered in
VerticalNet, Inc., headquartered in
Yahoo! Inc., headquartered in

Infrastructure
________________

BEA Systems, Inc., headquartered in
BroadVision, Inc., headquartered in
Digital Island, Inc., headquartered in
Exodus Communications, Inc., headquartered in
Level 3 Communications, Inc., headquartered in
MCI WorldCom, Inc., headquartered in
Microsoft Corporation, headquartered in
Portal Software, Inc., headquartered in

Siebel Systems, Inc., headquartered in
TIBCO Software Inc., headquartered in
Vignette Corporation, headquartered in

Procurement
_____________

Cisco Systems, Inc., headquartered in
Dell Computer Corporation, headquartered in i2 Technologies, Inc., headquartered in
International Business Machines Corporation, headquartered in
Oracle Corporation, headquartered in

Venture Capital
_______________

CMGI Inc., headquartered in
Internet Capital Group, Inc., headquartered in

Vertical Portals
________________

Healtheon/WebMD Corporation, headquartered in
Ventro Corporation (formerly Chemdex Corporation), headquartered in

The Internet Select Portfolio, Series 3 and the Internet Portfolio, Series 10 contain common stocks of the following companies:

Access/Information Providers
_______________________________

AT&T Corp., headquartered in
America Online, Inc., headquartered in
MCI WorldCom, Inc., headquartered in
Qwest Communications International Inc., headquartered in
Communications Equipment
JDS Uniphase Corporation, headquartered in
Lucent Technologies Inc., headquartered in
Nortel Networks Corporation, headquartered in
Tellabs, Inc., headquartered in

Computers & Peripherals
_______________________

Dell Computer Corporation, headquartered in
EMC Corporation, headquartered in
Gateway Inc., headquartered in
Hewlett-Packard Company, headquartered in
Sun Microsystems, Inc., headquartered in

Internet Content
_______________

CMGI Inc., headquartered in
Internet Capital Group, Inc., headquartered in
Lycos, Inc., headquartered in
Yahoo! Inc., headquartered in

Internet Software & Services
____________________________

BroadVision, Inc., headquartered in
Check Point Software Technologies Ltd., headquartered in
Exodus Communications, Inc., headquartered in
Microsoft Corporation, headquartered in
Oracle Corporation, headquartered in
Phone.com, Inc., headquartered in
RealNetworks, Inc., headquartered in
VeriSign, Inc., headquartered in

Networking Products
___________________

Cisco Systems, Inc., headquartered in
Juniper Networks, Inc., headquartered in
Redback Networks Inc., headquartered in

Semiconductors
______________

Intel Corporation, headquartered in
PMC-Sierra, Inc., headquartered in

The New e-conomy Select Portfolio, Series 2 and the New e-conomy
Portfolio, Series 2 contain common stocks of the following companies:

Bandwidth
_________

Cisco Systems, Inc., headquartered in
JDS Uniphase Corporation, headquartered in
Lucent Technologies Inc., headquartered in
Nortel Networks Corporation, headquartered in
Tellabs, Inc., headquartered in

e-Business
___________

Ariba, Inc., headquartered in
Commerce One, Inc., headquartered in
Internet Capital Group, Inc., headquartered in
Oracle Corporation, headquartered in
VerticalNet, Inc., headquartered in

e-Infrastructure
_________________

Dell Computer Corporation, headquartered in
EMC Corporation, headquartered in
Intel Corporation, headquartered in
Sun Microsystems, Inc., headquartered in
VeriSign, Inc., headquartered in

Internet Content
_________________

America Online, Inc., headquartered in
CMGI Inc., headquartered in
Microsoft Corporation, headquartered in
RealNetworks, Inc., headquartered in
Yahoo! Inc., headquartered in

Wireless
_______

L.M. Ericsson AB (ADR), headquartered in
Motorola, Inc., headquartered in
Nokia Oy (ADR), headquartered in
QUALCOMM Incorporated, headquartered in
Vodafone AirTouch Plc (ADR), headquartered in

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1.00% of the Public
Offering Price of a Unit, but will vary with the purchase price of your

Units. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price. This initial sales charge is actually the difference between the maximum sales charge (3.25% of the Public Offering Price for each Select Portfolio Series and 4.50% of the Public Offering Price for each Portfolio Series) and the maximum remaining deferred sales charge (initially equal to $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series). The initial sales charge will vary from 1.00% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made.

Monthly Deferred Sales Charge. In addition, five monthly deferred sales charge payments of $.045 per Unit for each Select Portfolio Series or $.07 per Unit for each Portfolio Series will be deducted from a Trust's assets on approximately the 20th day of each month from October 20, 2000 through February 20, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price for each Select Portfolio Series or more than 3.5% of the Public Offering Price for each Portfolio Series.

If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.25% of the Public Offering Price per Unit (equivalent to 3.359% of the net amount invested) for each Select Portfolio Series and 4.50% of the Public Offering Price per Unit (equivalent to 4.712% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent ____________, commencing ____________, 2001, to a minimum sales charge of 3.00%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced as follows for each Select Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ________________
$50 but less than $100                 3.00%
$100 but less than $150                2.75%
$150 but less than $500                2.40%
$500 but less than $1,000              2.25%
$1,000 or more                         1.50%

For each Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ________________
$50 but less than $100                 4.25%
$100 but less than $250                4.00%
$250 but less than $500                3.50%
$500 or more                           2.50%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on Units of the Trusts. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, your Units will only be assessed that portion of the sales charge retained by the Sponsor, .5% of the Public Offering Price for each Select Portfolio Series and 1.3% of the Public Offering Price for each Portfolio Series (1.0% in certain circumstances). This discount for "wrap fee" purchases is available whether or not you purchase Units with the Wrap CUSIP. However, if you purchase Units with the Wrap CUSIP, you should be aware that all distributions of income and/or capital will be automatically reinvested into additional Units of your Trust subject only to that portion of the sales charge retained by the Sponsor. See "Distribution of Units-Dealer Concessions."

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.75% of the Public Offering Price per Unit. However, for Units sold subject only to any remaining deferred sales charge, the amount will be reduced to $0.175 per Unit for Units sold subject to the maximum deferred sales charge or 78% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge.

For each Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after ____________, 2001). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge. Dealers and other selling agents will receive an additional volume concession or agency commission on the sale of Portfolio Series Units equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of each Portfolio Series on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust      Additional
(in millions):             Concession:
_________________          ____________
$1 but less than $10       .20%
$10 or more                .30%

Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to each Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. Each Trust pays this "creation and development fee" as a percentage of that Trust's average daily net asset value during the life of such Trust. In connection with the creation and development fee, in no event will the Sponsor collect over the life of a Trust more than .75% in the case of the Select Portfolio Series or more than 2.75% in the case of the Portfolio Series of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;
- Keogh Plans;
- Pension funds; and
- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Distributions on Units identified by the Wrap CUSIP will be automatically reinvested into additional Units of your Trust. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay the remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 34


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Page 35


                   FIRST TRUST (registered trademark)
                  E-BUSINESS SELECT PORTFOLIO, SERIES 3
                   INTERNET SELECT PORTFOLIO, SERIES 3
                 NEW E-CONOMY SELECT PORTFOLIO, SERIES 2
                     E-BUSINESS PORTFOLIO, SERIES 3
                      INTERNET PORTFOLIO, SERIES 10
                    NEW E-CONOMY PORTFOLIO, SERIES 2

                                 FT 417

                                Sponsor:

                          NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-_____) and

- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov

                             March __, 2000

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 36


                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 417 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.

This Information Supplement is dated March __, 2000. Capitalized terms have been defined in the prospectus.

                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Concentration
   Electronic Commerce                                         2
   Technology                                                  2

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Concentration

Electronic Commerce. An investment in Units of the e-Business Portfolios and the New e-conomy Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. These portfolios consist of common stocks of retailers that market their goods and services on the Internet and technology companies that create the tools to make it possible. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Retailers who sell their products over the Internet have the potential to access more consumers, but will require the capital to acquire and maintain sophisticated technology. E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, as well as fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers.

See "Technology" below, for additional information concerning the risks of companies engaged in the e-commerce industry.

Technology. An investment in Units of the Internet Select Portfolio, Series 3, Internet Portfolio, Series 10 and Internet Growth and Treasury

Securities Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trusts.

                           MEMORANDUM

                           Re:  FT 417

     The only difference of consequence (except as described below) between FT 415, which is the current fund, and FT 417, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the FT 415 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits


                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 417 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 7, 2000.

                           FT 417
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                      Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

David J. Allen         Sole Director of
                       Nike Securities        March 7, 2000
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**

___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.


                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 417 among Nike Securities
       L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).


___________________________________
* To be filed by amendment.

                               S-5